PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY
WASHINGTON D.C.

October 27, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyanna Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 6 Filed September 16, 2022 File No. 024-11808

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 30, 2022, relating to the Company’s Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A (File No. 024-11808) filed with the Commission on September 16, 2022 (“Post-Qualification Amendment No. 6”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 7 to Offering Statement on Form 1-A (File No. 024-11808) (“Post-Qualification Amendment No. 7”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed such comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 6, filed on September 16, 2022), or as otherwise specifically indicated, all page references or capitalized terms herein correspond to the page of Post-Qualification Amendment No. 7.

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A Filed on September 16, 2022

General

1.	We note that you are not the majority owner of Ravens Lady 21, Cuvier, and Forever Rose, and that you are not the sole Administrative Coordinator or do not have the sole power to appoint the Administrative Coordinator for such horses. However, we note your disclosure on page 17 that "no Series will hold underlying assets in which the Manager has limited or no management control, so that it is not considered to be an investment company within the meaning of the Investment Company Act" and your disclosure on page 131 that "[a]s with Co-Ownership structures, the Company, directly or indirectly, is engaged daily on key operating decisions and has approval rights over a broad range of day-to-day operational matters that directly impact the value of the Lease Agreements for such Underlying Asset of a Series." Please tell us how you intend to maintain control, engage in the key operating decisions, and retain the right to approve day-to-day operational matters of Ravens Lady 21, Forever Rose, and Cuvier when it appears that contractually, you do not have such authority.

In response to the Staff’s comment, the Company advises the Staff that it believes the offerings of Ravens Lady 21, Cuvier, and Forever Rose are consistent with its past comments and representations to the Staff and are not violative of the Investment Company Act. The Company previously expressed its position to the Staff in its responses dated May 31, 2019, January 25, 2021, March 2, 2021, March 30, 2021, April 6, 2021 and January 10, 2022, incorporated by reference herein, that it will not operate series that would result in the Company being considered an investment company within the meaning of the Investment Company Act.

Specifically, each of the three Co-Ownership Agreements in question have removed the appointment of a racing manager (or a single Administrative Coordinator) and My Racehorse, despite its lack of majority ownership, acts in a role akin to a general partner with complete oversight authority and major decision rights over said co-ownership syndicates.

As more fully discussed in the Company’s response dated January 25, 2021, the Company believes the case law and other relevant authority applicable to this analysis is as follows:

“Investment Securities” Generally

Section 3(a)(2) of the Investment Company Act defines the term “Investment Securities” to include securities except: (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).

The Investment Company Act defines “Security” in Section 2(a)(36) to mean “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

The definitions of the term “security” in the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) are virtually identical to each other and also are nearly identical to the definition under the Investment Company Act. Courts have typically held that the definitions in the Securities Act and Securities Exchange Act cover the same instruments.

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In SEC v. W.J. Howey Co., 328 U.S. 293 (1946), the most important case in that regard, the United States Supreme Court laid down its now classic multi-part test for a security, stating that a security involves: (1) an investment, (2) in a common enterprise, (3) with an expectation of profits derived solely from the efforts of the promoter or some third party. The issue of whether or not an interest in a horse racing syndicate like the Co-Ownership Agreements in question are securities typically turns on whether or not profits are derived solely from the efforts of others.

SEC v. Koscot Interplanetary, Inc., 497 F.2d 473 (5th Cir. 1974) is representative of a series of cases involving an important theoretical development in the Howey test. In Koscot, the court concluded that the language in Howey's third element, which requires that the investor rely “solely” on the efforts of the promoter or third party, should not be read literally. Instead, the court held that the requirement would be met if the efforts of the promoter or third party were "the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.” 497 F.2d at 483 (quoting SEC v. Glen W. Turner Enterprises, 474 F.2d 476 (9th Cir.)).

In Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981), the court developed a test for determining whether managerial efforts were “significant” enough to deem such an interest a security. In Williamson, a Fifth Circuit decision considered one of the leading cases in this area, three joint venturers each purchased a one-third undivided interest in certain real estate. The purpose of the joint venture was to hold the land for subsequent development or resale. Godwin Investments, which arranged all of the transactions and sold the interest in the land to one of the joint venturers, represented that it would perform all management functions with regard to the property, attempt to have the land rezoned and pursue the sale or development of the property. The joint venture agreements, however, reserved certain powers for the joint venturers, including most importantly the power to approve any plan of development and the power to remove Godwin as manager.

The court concluded that in the absence of certain “limited circumstances ... meaningful powers possessed by joint venturers under a joint venture agreement do indeed preclude a finding that joint venture interests are securities.” Those limited circumstances exist when: (1) an agreement among the parties leaves so little power in the hands of the partner or venturer that the arrangement in fact distributes power as would a limited partnership; (2) the partner or venturer is so inexperienced and unknowledgeable in the business affairs that he is incapable of intelligently exercising his partnership or venture powers; or (3) the partner or venturer is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful partnership or venture powers.

This Williamson test still governs the analysis today. The Ninth Circuit makes it clear that the Williamson three-factor test for analyzing the third Howey element applies in the Ninth Circuit. Koch v. Hankins, 928 F.2d 1471, 1476 (9th Cir.1991). Accordingly, if any of the three elements of the Williamson test are met, the managerial efforts are deemed significant enough to constitute a security under the Howey test.

Applicability of “Investment Securities” Analysis to Co-Ownership Agreements

The Williamson test provides a basis for the analysis of the Company’s Co-Ownership Agreements, including those offerings at issue in this comment. If the Co-Ownership Agreements meet any single prong of the Williamson test, then the third prong of the Howey test is not met and the Co-Ownership Agreements should not be deemed securities.

Several additional cases and secondary sources have analyzed the Howey test and, more specifically, the Williamson test in determining whether or not a syndicate or joint venture interest is a security.

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In Mr. Steak, Inc. v. River City Steak, Inc., 460 F.2d 666 (10th Cir. 1972), a franchisee purchased a restaurant franchise from Mr. Steak. Mr. Steak retained a substantial amount of control over the franchise operation and, it appears, actually ran the restaurant. Nonetheless, the Tenth Circuit affirmed the lower court's dismissal of a securities claim, emphasizing that "the franchise agreement and the restaurant manager's agreement contemplated that River City Steak [the franchisee] would play an active, if severely circumscribed, role in the conduct of the restaurant. Thus, although the franchisee delegated effective day-to-day control to Mr. Steak, the franchisor, the court did not find a security present.

In Fargo Partners v. Dain Corp., 540 F.2d 912 (8th Cir. 1976), the Eighth Circuit affirmed a dismissal of a securities claim in a real estate transaction. Fargo Partners purchased an apartment complex from Candletree, a partnership that retained complete management control over the operation of the complex. The court concluded that the deal did not involve a security, because "Fargo's role was a significant one despite the management contract.”

The reservation by Fargo of the right to fire Candletree as manager on thirty days’ notice was important to that conclusion. The court stated that "[w]hether [Fargo] ... chose to exercise that right or was content to give Candletree a free hand is irrelevant; the power to control the business was in Fargo's hands. The retention of effective ultimate control was sufficient to avoid inclusion in the definition of a security, even though there was delegation of substantial operational functions.

Turning to the co-ownership context, there are generally three bases for an investor's expectation of profits: (i) profits may be derived from the efforts of a single manager; (ii) profits may be derived from the investor's own efforts or activities; or (iii) profits may come from other sources or forces, such as inflation or appreciation in the value of property.

An investor's expectation of profits from a racing syndicate may well depend on all three of these sources, and as a result, it may be difficult to conclude that a single manager's efforts are sufficiently significant to meet the Koscot standard. Rutheford B Campbell, Jr., Racing Syndicates as Securities, 74 Ky. L.J. 691 (1986). This is because co-owners in such racing syndicates, like the Company, have the power, information and sophistication to control their own destinies and do not need the special protections of the disclosure and fraud provisions of the securities laws. Delegation to a non-owner trainer of day-to-day oversight of the horse's exercise, feeding and general training routine should not change this analysis. The series in question still rest the effective ultimate control in the hands of the co-owners and should avoid any of the "limited circumstances" described in Williamson as a basis for concluding that such a venture is a security. Ultimately, the co-ownership retains the right to replace the trainer at their discretion which can occur for numerous reasons such as poor performance, or the decision to relocate the horse to a racing circuit where the trainer does not have a presence.

As such, it is important to again note that the standard is not that the absence of “sole power”, sole approval rights or majority ownership means that such co-ownership is an investment security under the Investment Company Act. It is true that sole or majority ownership of a series provides more control than the series being discussed herein, but that is not dispositive of the issue at hand when viewed against the case law and other relevant authority cited above, including Howey, Williamson, Mr. Steak, etc. Rather, as per the relevant case law and other relevant authority, the Company has retained more than limited or no managerial control of the series with respect to the “undeniably significant” material decisions that affect the success or failure of the venture.

As the Company has indicated previously, the Company’s Co-Ownership Agreements allow it to be involved in all material decisions that will affect the value of its Series and the corresponding profits it may earn. These Co-Ownership Agreements grant broad authority and veto power to the Company that would not typically be afforded a non-majority owner. No other party involved in any of the ventures can make a material decision unilaterally without Company input or approval. As discussed in more detail below, the Co-Ownership Agreements for the three horses at issue, each provide the Company broader authority than the contracts in Williamson and Mr. Steak. Further, while Williamson and Mr. Steak involved “latent investors,” My Racehorse is an extremely active and vital co-owner in each of these three horse ventures.

Material Decisions that are Significant to the Success or Failure of a Horse Racing Syndicate

In its response dated May 31, 2019, and as further articulated in Post-Qualification Amendment No. 6, the Company does not enter into a Co-Ownership Agreement without retaining sufficient control of the venture. This is done through the retention of (1) Major Decision Rights (voting rights) and (2) guaranteed operational input. The Company views the Major Decision Rights as those that are material to the success or failure of the venture. These Major Decision Rights along with the Company’s due diligence in the selection of the asset, trainer and co-owner are more material to the success or failure of the venture than the day-to-day oversight/training of the horse, which is primarily delegated by the co-owners to a non-owner trainer.

The Major Decision Rights include the right to control breeding the horse, gelding the horse, selecting/changing a trainer, marketing and sponsorships, racing in claiming races, choosing insurance coverage, electing humane destruction in a non-emergency situation and right of first refusal on sale and other key sale rights.

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To further emphasize the Company’s control and impact on the success or failure of the venture, the Company believes it is important to provide more nuance about horse racing in general and what the key decisions are with respect to a horse ownership syndicate “which affect the failure or success of the enterprise.”

Due Diligence Related to Asset Selection

As explained in its response dated March 2, 2021 and March 30, 2021, the Company has a crucial role at the outset of a Series by conducting significant due diligence prior to the decision to even acquire the horse that serves as the Underlying Asset(s) of such a Series. This due diligence includes extensive analysis on the pedigree and also the physical and athletic attributes of the horse. The physical and athletic analysis of the horse often includes the purchase of data contemplating stride analysis, heart scans, speed ratings, conformation, and earnings opportunities. All of this information and analysis has been shown to have a significant determining factor on the ultimate success of the Series.

The Company employs a sizable team of experts that collectively spend hundreds of hours each year working to determine what horses should be purchased. The Company’s team is comprised of some of the most knowledgeable equine experts in the industry. Even when the Company plans to possibly purchase a minority share, it undertakes this due diligence entirely on its own without reliance on other potential co-owners.

Co-owner Selection and Formation of the Series

During or after the Company’s due diligence related to selecting the purchase of a horse, it determines whether it should partner with another owner in the ownership of the horse. Making this decision requires a full understanding of other owners in the equine industry and their general reputations. Once again, the Company possesses the expertise to expertly select co-owners with appropriate qualifications. Such potential co-owners must also be screened to confirm that they are okay with a contractual approach that provides the Company with sufficient managerial oversight and control of the venture. Once this is confirmed, the Company is fully responsible for forming the relevant co-ownership.

Choosing the Trainer and Circuit

Choosing the trainer and the circuit for the horse is important and cannot be completed without the unanimous consent of the Company. Trainers have specific reputations for expertise in particular areas and with particular horse types. They also run on certain circuits (i.e. the tracks near where their training barns are situated). The Company has a team of employees and consultants in each major market in the United States spanning from Florida up to New York and across to California. The Company’s team knows well the reputation and proclivities of major trainers in the United States. The team matches a horse with a trainer that fits the characteristics of a horse’s pedigree and physical attributes. The circuit, or region in which the horse will be primarily trained and campaigned needs to be based on the projected affinity towards the surface of the racetrack (e.g. synthetic, dirt, turf), potential purse money relative to the projected quality of the competition, available races, projected competition, projected expenses, and projected impact on breeding value appreciation.

The trainer typically has day-to-day oversight of the horse whether the Company is a minority or majority owner. The trainer makes routine/rote every day decisions related to physical training, dietary needs, routine veterinary care and transportation logistics. These decisions are generally consistent with why the trainer was chosen in the first place by the Company. In general, managers of any racing syndicate provide a trainer with leeway to practice their area of expertise within the general perimeters set by the co-ownership group (and to avoid micromanaging). Nonetheless, even when the Company is a minority owner, the Co-Ownership Agreements give the Company the full right and ability to communicate input directly to the trainer even regarding routine training matters. And ultimately, the trainer knows he/she can be removed by the co-owners if he/she does not perform appropriately.

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Choosing the Races

The horse’s on-track success will mostly dictate the races it will be eligible to enter, known as “conditions.” These conditions will dictate what races a horse can run, which then further reduces the subset of races the trainer is empowered to select. The trainer typically will recommend certain races to the ownership group and the Co-Ownership Agreements allow the Company to have full input even when holding a minority stake. In addition, the Company has the absolute right to prevent a trainer or a majority co-owner from entering a horse in a claiming race. This is a very significant limitation since over 60% of the races run in the United States are claiming races. With this restriction in place the selection of the race is generally rote as there are typically very few conditions that the horse is eligible to run in a time when they are fit to run.

Insurance

The major expenses of a racing syndicate (e.g. day rates) are highly dictated by the circuit that is chosen and the decisions that are made around insurance. Insurance can range anywhere from 2.5-9% of the horse’s value. In order to control the expenses, the Company ensures that its series has the right via its Co-Ownership Agreement to choose its own insurance coverage, providers and valuations. The Company has a team of experts that work with its chosen insurance companies that constantly reevaluate the insured amounts to balance the potential loss of future value and the insurance premiums. The sophistication and size of the Company’s stable allows for best in class insurance at the most competitive rates. Additionally, on all yearlings that are purchased, the Company may purchase Loss of Use coverage that will pay a claim equal to 60% of the total insured amount for a defined period of time in the event that the horse is injured to the point that they are unable to train/race, but is not a mortality case. This is a specific insurance that is prevalent in sport horses, but rarely offered in the thoroughbred business, but was negotiated by the Company on behalf of its series to add value and provide some downside protection for series members. Other co-owners do not share in these benefits curated by the Company.

Selling a horse

The Company retains rights of first refusal (ROFR), tag along and certain additional sale rights to control the value of the venture. Since opinions of co-owners can differ on valuation or on whether a sale should occur, the Company can exercise either its ROFR to retain the horse and defer the sale to a later date with the aspirations of value appreciation or sell its fractional percentage earlier than the co-owners desire.

Breeding a horse

The majority of value appreciation for a racehorse is often in the value he or she has to the breeding community. Purse money is normally only a modest fraction of the earning potential and thus overall profits of the venture. Deciding when to retire a horse and whether to sell to a breeder is a critical part of the value creation for a series and is something the Co-Ownership Agreements require the Company’s unanimous consent on regardless of its ownership percentage.

Gelding a horse

One method for increasing a colt’s ability to perform better on the racetrack has been to castrate the horse. This often will enable the horse to focus and even stay sound for a longer period of time increasing the amount of earning opportunities for the horse. Once you geld a horse, you no longer have the opportunity for realizing his value as a stallion. Such a decision (whether to geld or not geld) can be an extremely important decision in affecting the success or failure of a venture. The MyRacehorse team has significant expertise on the rationale in determining the efficacy of gelding and, therefore, the Company requires its unanimous consent to geld a horse regardless of ownership percentage.

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Access to the horse and veterinary care

The Company requires the right to have direct access to the horse and have its own independent veterinarians review records and perform direct diagnostics (e.g. X rays and PET scans). In determining if a horse should have surgery, should be given time off, should be retired, should be sold, be eligible for claiming, have their insurance adjusted, etc. is predicated on assessing the health and soundness of the horse which can only fully be appreciated with full access to the horse and the ability to have Company bloodstock advisors, racing managers and veterinarians assess such Underlying Asset. Even as a minority owner, the Company has the absolute right to consult directly and provide any input to a consulting veterinarian and also an absolute right to have the Company’s full-time veterinarian (or any other veterinarian it chooses to hire) to provide a second opinion.

Use of Analytics

Racing analytics is a unique area of expertise which allows experts, including the Company, to better determine the potential value of a racehorse. When determining how much to insure the horse for, if/when to pay a nomination, when to authorize gelding, when to authorize a horse to enter into claiming, when to authorize certain veterinary care expenses, when to sell a racehorse and for what value, whether the Company will utilize its right of first refusal and when to breed a horse, these analytics play a significant role. The Company subscribes to several sources of proprietary analytics and employs a team of racing managers that are highly skilled in analyzing and interpreting this data to make these major decisions. The control over these major decisions written into the Co-Ownership Agreements significantly and directly impacts the success or failure of the series.

Application to the Series at Issue

Accordingly, as with prior series of the Company, when such analysis is applied to the Co-Ownership Agreements of each of Ravens Lady 21, Cuvier, and Forever Rose, the Company believes such structures are not violative of the Investment Company Act. The main key difference in the series at issue is that the Company has essentially dropped the concept of a separate “syndicate manager.” Instead, the co-owners, including the Company, are operating more like a general partnership, directly managing the venture as co-owners and operators, jointly delegating general, on the ground oversight of the horse to a trainer who consults with the owners about the material “big picture” decisions that impact the venture at a significant level as discussed in the preceding paragraphs. Each of the co-owners, including the Company, have major decision rights, access to consultation on more basic training decisions and the ability to impact the success of the venture both at the big picture and small detail level. As such, the co-owners exert the effective control over the co-ownerships and are effectively “co-managers” without the need for such titles or delegation to a third party manager.

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Specifically, with respect to Cuvier, the Company is a 50% joint co-owner with one other party with which the Company has agreed to jointly co-own and manage the co-ownership with respect to all material decisions related to the racing career and day-to-day oversight of Cuvier and not on the basis of their respective ownership percentages. Specifically, each co-owner, including the Company, has appointed an administrative coordinator and will have the joint right to make day to day decisions regarding racing and vet matters. Additionally, the Company has bargained for the following Major Decision Rights for which the co-owners must agree unanimously as it relates to Cuvier: selling the horse, breeding the horse, gelding the horse, selecting a trainer, boarding the horse, marketing and sponsorships, racing in claiming races, and humane destruction in a non-emergency situation. As such, the Company via its administrative coordinator has the contractual right and authority to advise on all operational matters, such as racing decisions, veterinary care, and rehab. In the event of a deadlock between co-owners, the trainer’s (who does not have an ownership interest in the co-ownership and can be hired/fired by the co-owners) decision will break a potential deadlock. The Company has already and will continue to exercise its contractual right to contribute input and feedback on racing decisions and maintains the right to select or remove the trainer (who has no ownership interest in the syndicate), make racing decisions, and retains the Major Decision Rights described above. Based on the case law and relevant authority incorporated by reference above from prior comment letters, the Company believes its Co-Ownership Agreement does not represent “investment securities” within the meaning of the Investment Company Act because the Company retains more than joint control which is well above “limited or no” management control over the co-ownership and the contractual right, authority, means and sophistication to engage in key material decisions jointly with its co-owners both as to operational matters (via its appointed administrative coordinator) and those Major Decision Rights that effect the value of the Series and the profits it may earn. Neither the co-owner (who has similar rights to the Company) nor the trainer (which can be hired/fired by the co-owners which was the key fact in Fargo Partners for a determination on who has effective control) exert such significant managerial control that would render this series violative of the Investment Company Act.

With respect to Raven’s Lady 21, as set forth in Post-Qualification Amendment No. 6, the Company is the largest co-owner by percentage with the remaining co-owners sharing equal or smaller ownership percentages, so there is no “majority” owner that could exercise unilateral control or even more control than the Company such that an argument could be made under Williamson that the managerial efforts of any other party involved in the venture were “significant” enough to deem such an interest a security. Moreover, the Company noted that its bloodstock team specifically sought out Raven’s Lady 21 as a filly of Justify, a sire they had been monitoring since 2021, in an effort to expand the Company’s international stable, and due to the filly’s physical traits, bloodline and potential prowess, they partnered with Arthur Hoyeau at the Arqana August Yearling Sale in France for such purchase and put together the syndicate that has made up the co-ownership group of this series. The Company, along with the other co-owners unanimously selected the trainer and boarding farm. The Company then bargained for the following unanimous Major Decision Rights: right of first refusal (ROFR) on sale (Section 10), sale rights (Section 17), tag along rights (Section 18), no claiming races, breeding, gelding, or marketing/sponsorships without Company consent. These key, material decisions are all within the Company’s express, contractual control. Lastly, the co-owners opted to all jointly co-manage the co-ownership, (eliminating the need for a syndicate manager or administrative coordinator), with Schedule I specifically stating that “This Agreement has not appointed a Racing Manager or Administrative Coordinator. Each owner has the right and ability to contribute input and feedback to the trainer regarding racing decisions (such as race placement, jockey choices, nominations, etc.), but it is each owner's individual responsibility to interact with the trainer regarding racing decisions” with less material day-to-day decisions requiring majority consent (racing decisions, vet care below $2,000, rehab and boarding decisions). The Company has already and will continue to exercise its contractual right to contribute input and feedback on racing decisions and maintains the right to select or remove the trainer (who has no ownership interest in the syndicate), make racing decisions, and retains the Major Decision Rights described above. Based on the case law and relevant authority incorporated by reference above from prior comment letters, the Company believes its Co-Ownership Agreement does not represent “investment securities” within the meaning of the Investment Company Act because the Company retains more than “limited or no” management control over the co-ownership and the contractual right, authority, means and sophistication to engage in key operating decisions jointly with its co-owners both in the day-to-day and those Major Decision Rights that effect the value of the Series and the profits it may earn.

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Lastly, with respect to Forever Rose, as set forth in the Equine Co-Ownership Agreement for Forever Rose, the Company will jointly manage the co-ownership with its co-owner without regard to percentage ownership. Specifically, the Co-Ownership Agreement does not provide for a Racing Manager or Administrative Coordinator. Instead, the co-owners unanimously consent to the appointment, selection and removal of the trainer who is jointly delegated the authority by the co-owners to oversee the ”on the ground” training of the Horse in direct consultation with the co-owners, subject to Major Decision Rights (described below). The Company will exercise its day-to-day oversight role and provide input on Forever Rose via its numerous staff and experts on the ground and will have a significant impact on the success or failure of Forever Rose’s career. The co-owners, including the Company, must agree unanimously on the following Major Decision Rights as it relates to Forever Rose: breeding the horse, gelding the horse, selecting/changing a trainer, marketing and sponsorships, racing in claiming races, and humane destruction in a non-emergency situation. Each co-owner also has a right of first refusal on sale, sale rights of the horse are unanimous (subject to a deadlock where the dissenting co-owner has the right to either exercise its right of first refusal or pursue a better offer before any sale is completed).

As such, the Company believes that the aforementioned series do not represent “investment securities” within the meaning of the Investment Company Act.

***

Please direct any questions regarding the Company’s response or Post-Qualification Amendment No. 7 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:   Michael Behrens, My Racehorse CA LLC

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